Exhibit (d)(2)

BFC FINANCIAL CORPORATION

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

April 1, 2015

Special Committee of the Board of Directors

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attention: Bruno L. Di Giulian, Chairman of the Special Committee

Dear Mr. Di Giulian:

Reference is hereby made to that certain Offer to Purchase, dated as of March 20, 2015 (the “Offer to Purchase”), of BFC Financial Corporation (“BFC”), pursuant to which BFC is offering to purchase (the “Offer”) up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share (together with the associated preferred share purchase rights) (the “Shares”), of BBX Capital Corporation (the “Company”) at a price of $20.00 per Share in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase. This letter sets forth the undertakings of BFC with respect to certain governance matters with respect to the Company following the consummation, if any, of the Offer.

For a period of one year following consummation, if any, of the Offer, BFC will not, without the approval of a majority of the independent directors then serving on the Company’s Board (as defined below), take any action for the purpose of causing, or which would have a reasonable likelihood of causing:

(a)	the Company’s Class A Common Stock (the “Class A Common Stock”) to cease being (i) registered under the Securities Exchange Act of 1934, as amended, or (ii) listed on the New York Stock Exchange (the “NYSE”);

(b)	the board of directors of the Company (the “Board”) not to be composed of a majority of directors who are determined to be “independent” under the independence standards then applicable to the Company under the rules and regulations of the United States Securities and Exchange Commission, including Item 407 of Regulation S-K (or any successor standard), and applicable listing standards of the NYSE, including Section 303A.02 of the NYSE Listed Company Manual (or any successor standard) (the “NYSE Independence Standards”);

(c)	the independent directors of the Company’s Board not to meet in executive session, without non-independent directors present, at least once per year;

(d)	the Company’s Board not to maintain a Nominating/Corporate Governance Committee of the Board (the “Nominating Committee”) (i) composed entirely of directors meeting the NYSE Independence Standards and (ii) having such purpose, powers and responsibilities as are set forth in the Charter of the Nominating Committee, a copy of which is appended hereto as Exhibit A, and as are described in Section 303A.04 of the NYSE Listed Company Manual (or applicable successor section); and

(e)	the Company’s Board not to maintain a Compensation Committee of the Board (the “Compensation Committee”) (i) composed entirely of directors meeting the NYSE Independence Standards and (ii) having such purpose, powers and responsibilities as are set forth in the Charter of the Compensation Committee, a copy of which is appended hereto as Exhibit B, and as are described in Section 303A.05 of the NYSE Listed Company Manual (or applicable successor section).

This letter shall be deemed to be a contract made under the laws of the State of Florida, and for all purposes shall be governed by, and construed in all respects (including matters of construction, validity and performance) in accordance with, the laws of the State of Florida, excluding its conflict of laws rules.

No waiver of any of BFC’s undertakings in this letter shall be deemed to have been granted unless in a writing authorized and approved by the Company’s Board.

Sincerely,

Alan B. Levan,
Chairman, CEO and President